UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended September 30, 2004

Commission File Number 001-15190

Satyam Computer Services Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal,
R.R. District — 500855
Hyderabad, Andhra Pradesh
India
(91) 40-5523-3505
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to Registrant, in connection with Rule 12g3-2(b).
Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772).

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references herein to “we,” “us,” the “company,” “SAY” or “Satyam” are to Satyam Computer Services Limited, a limited liability company organized under the laws of the Republic of India, and its consolidated subsidiaries. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. We are a leading Indian information technology services company which is traded on the New York Stock Exchange, or NYSE, under the symbol “SAY” as well as the major Indian stock exchanges. “Satyam” is a trademark owned by us and all other trademarks or tradenames used in this Report on Form 6-K (this “Quarterly Report”) are the property of their respective owners.

In this Quarterly Report, references to “$”, “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

For your convenience, this Quarterly Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars contained in this Quarterly Report have been based on the noon buying rate in the City of New York on September 30, 2004 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on September 30, 2004 was Rs. 45.91 per $1.00.

Information contained in our websites, including our corporate website, www.satyam.com, is not part of this Quarterly Report.

Forward-Looking Statements May Prove Inaccurate

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “RISK FACTORS” AND ELSEWHERE IN THIS QUARTERLY REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS QUARTERLY REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

PART I

Item 1. Financial Statements

Please see our Form 6K dated October 25, 2004 submitted to the SEC on October 26, 2004 for our unaudited U.S. GAAP Consolidated Financial Statements for the six months ended September 30, 2004, which are incorporated herein by reference.

Item 2. Operating and financial review and prospects

The following discussion of the financial condition and results of operations of our company should be read in conjunction with the financial statements and the related notes included in our Form 6K dated October 25, 2004 and the audited financial statements and related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2004. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see “Item 3.-Risk Factors”. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

We are the fourth largest provider of IT services in India, based on the amount of export revenues generated during our year ended March 31, 2004. We offer a comprehensive range of services, including software development, system maintenance, packaged software integration, engineering design services, and business process outsourcing, or BPO. We use our global infrastructure to deliver value-added services to our customers to address IT needs in specific industries and to facilitate e-Business initiatives. Our total revenues increased by 43.7% to $363.9 million during the six months ended September 30, 2004 from $253.3 million during the six months ended September 30, 2003. Our reportable operating segments are divided into IT services, BPO and software products.

On June 5, 2002 we formed Nipuna Services Limited or Nipuna, a wholly owned subsidiary in Secunderabad, Andhra Pradesh, India to provide various services connected with BPO.

Consolidation of Subsidiaries

Up to March 2004, we owned 100% of the outstanding stock of VisionCompass Inc., or VCI, which had developed and marketed our software product, VisionCompass. However, keeping in view the business and economic conditions, the relative size and managerial time, we decided to discontinue the operations of VCI so as to focus on our core business of IT services. VCI was formally dissolved on March 24, 2004. We have applied for one patent in the United States related to VisionCompass which we intend to pursue despite closure of VCI operations as this product remains in use by customers. We intend to continue to market VisionCompass. Since its inception in January 1999, VCI incurred significant operating losses and negative cash flows. We had invested, including advances and net of payables, $27.6 million in VCI and cumulative net losses incurred by VCI amounted to $27.6 million.

As at September 30, 2004 we had invested including advances and net of payables $15.3 million in five of our other subsidiaries and the cumulative net losses incurred by these subsidiaries amounted to $21.6 million. The results of our subsidiaries are reflected in our consolidated audited financial statements under U.S. GAAP.

Our Investment in Associated Companies

Our investments in business entities in which we do not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are referred to as associated companies and are accounted for by the equity method.

The following table gives details regarding our percentage holding, share of earnings/(losses) and carrying value of our associated companies for the six months ended September 30, 2004 and 2003.

	Six months ended September 30, 2004			Six months ended September 30, 2003
		Share of	Carrying value		Share of	Carrying value
		earnings/(losses)	As at		earnings/(losses)	As at
Name of associated company	% holding	during the period	September 30, 2004	% holding	during the period	September 30, 2003
		($ millions)			($ millions)
Sify	31.9%	$(0.5)	$21.7	32.08%	$(1.8)	$22.8
Satyam Venture	50.0	0.4	1.7	50.0	(0.2)	0.9
CA Satyam	50.0	(0.1)	0.7	50.0	(0.4)	0.9

Total		$(0.2)	$24.1		$(2.4)	$24.6

Sify

We continue to be the single largest shareholder of Sify, which provides Internet services in India Our ownership interest in Sify was 31.9% as at September 30, 2004.

The holding in Sify reduced from 37.2% as at March 31, 2003 to 35.0% as at July 31, 2003 due to Sify’s private placements to Softbank Asia Infrastructure Fund, or SAIF, and VentureTech Solutions Private Ltd, or VentureTech, in December 2002, May 2003 and July 2003. Subsequent to December 9, 2002, we have accounted for our interest in Sify under the equity method of accounting, as we no longer hold a controlling interest in Sify. We are under no future obligation to provide additional funds to Sify and would be unwilling to do so.

On June 23, 2003, Sify’s shareholders approved sponsoring the sale of its 4,600,200 unlisted Indian equity shares through a secondary issue of Sify’s American Depository Shares, or ADS. In September 2003, we sold 1,000,000 Indian equity shares out of our total holding of 12,182,600 Indian equity shares in Sify at a sale price of $4.4 (Rs.198.90) per share as determined by Sify based on the recommendation of the lead manager to the sponsored ADS program.

Satyam Venture

On October 28, 1999, we entered into an agreement with Venture Industries to form an equally held joint venture company Satyam Venture Engineering Services Private Limited or Satyam Venture. We hold 50% of Satyam Venture and have invested $0.8 million for our share in the joint venture. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industry worldwide.

CA Satyam

On December 29, 2000, we entered into an agreement with Computer Associates International, Inc. to form an equally held joint venture company, CA Satyam ASP Private Limited or CA Satyam. We hold 50% of CA Satyam. As per the agreement, both we and Computer Associates have invested $1.5 million each in the joint venture. CA Satyam is engaged in providing a portfolio of information and knowledge management solutions that are intended to enhance employee productivity and organizational agility.

Deferred Stock-based Compensation

We have 3 associate stock option plans of Satyam Computer Services: our Associate Stock Option Plan, or ASOP, established in May 1998; our Associate Stock Option Plan B, or ASOP B, established in May 1999; our Associate Stock Option Plan ADS, or ASOP ADS, established in May 1999. We also have Employee Stock Option Plan, or ESOP, established by Nipuna in April 2004.

On March 31, 2004, the FASB issued a proposed Statement, “Share-Based Payment, an amendment of FASB Statements No. 123 and 95. Refer “Recently issued accounting pronouncements” and “Risk Factors” for the discussion on the same.

ASOP

The aspects of the ASOP differ significantly from typical U.S. stock option plans. We established a controlled associate welfare trust called the Satyam Associate Trust, (the “SC-Trust”), to administer the ASOP, and issued warrants to purchase 13.0 million equity shares of Satyam Computer Services. In December 1999 the SC-Trust exercised all its warrants to purchase our shares prior to the stock split using the proceeds obtained from bank loans. As and when the SC-Trust issues warrants to eligible associates, the difference between the market price and the exercise price is accounted as deferred stock based compensation and amortized over the vesting period. The warrants vest immediately or vest over a period ranging from two to three years, depending on the associate’s length of service and performance. Upon vesting, associates have 30 days in which to exercise these warrants.

We account for the ASOP as a fixed plan in accordance with Accounting Principles Board Opinion No. 25. Under U.S. GAAP, during the six months ended September 30, 2004 and 2003, we recognized deferred stock-based compensation of $1,304 thousand and $51 thousand, and $665 thousand and $622 thousand was amortized and charged to earnings, respectively. As at September 30, 2004, warrants (net of forfeited and cancelled) to purchase 11,635,520 equity shares have been granted to associates pursuant to ASOP, and warrants to purchase 11,379,520 equity shares have been exercised. As at September 30, 2004, the Trust held warrants to purchase 1,364,480 equity shares that had not yet been granted to associates pursuant to the ASOP but are expected to be granted in the future. Under current accounting rules, we expect to recognize amortization of deferred stock-based compensation expense in respect of our ASOP in the approximate amounts of $3,901 thousand in fiscal 2005, $3,403 thousand in fiscal 2006 and $1,191 thousand in fiscal 2007 based on the price of our equity shares on September 30, 2004 and in connection with both granted and ungranted warrants on such date. Depending on the market value of our equity shares on the dates future grants are made, amortization of deferred stock-based compensation expense with respect to ungranted warrants may cause the expected amounts to change.

ASOP B

In April 2000, we established Associate Stock Option Plan B (the “ASOP B”) and reserved warrants for 41,727,140 shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants.

We account for the ASOP B as a fixed plan in accordance with Accounting Principles Board Opinion No. 25. Under U.S. GAAP, during the six months ended September 30, 2004 and 2003, we recognized deferred stock-based compensation of $(28) thousand and $(13) thousand, and $(27) thousand, $14 thousand was amortized and charged to earnings, respectively. As at September 30, 2004, options (net of forfeited and cancelled) to purchase 25,712,766 equity shares have been granted to associates under this plan and warrants to purchase 2,655,400 equity shares have been exercised. We expect to recognize amortization of deferred stock-based compensation expense in respect of these granted options in the approximate amounts of $Nil thousand in each of fiscal 2005, 2006 and 2007. Under current accounting rules, we expect that the exercise prices of options granted in the future under the ASOP B will generally be not less than the fair market value of the underlying shares and therefore we do not expect to incur significant compensation expense. We also account for the ASOP B as a fixed option plan.

ASOP ADS

In May 2000, we established Associate Stock Option Plan (ADS) (the ‘ASOP (ADS)’) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by our Board of Directors and reserved 2,574,665 ADSs (5,149,330 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the grant date. These warrants vest over a period of 1-10 years from the grant date.

As at September 30, 2004, warrants (net of forfeited and cancelled) for 1,439,700 ADSs representing 2,879,400 equity shares have been granted to associates under the ASOP ADS, and warrants to purchase 199,086 ADSs representing 398,172 equity shares have been exercised. We expect that the exercise prices of options granted in the future under the plan will not be less than the fair market value of the underlying ADSs and therefore we do not expect to incur significant compensation expense with respect to those future grants under current accounting rules.

Nipuna-ESOP

In April 2004, Nipuna established its Employee Stock Option Plan (the “ESOP”). As per the ESOP, the options are granted at fair value as determined by an independent valuer as on the date of the grant and hence no compensation cost has been recognised. These options vest starting with 33.33% at the end of the second year, 33.33% at the end of the third year and remaining 33.34% at the end of the fourth year from the date of grant.

During the six months ended September 30, 2004, Nipuna issued options for 813,578 equity shares at weighted average exercise price of Rs.80 (US$1.78) being the fair market value per share. No options were exercised during the period.

Revenues

Our revenues are generated from professional services fees and product development provided through three segments, IT services, BPO and software products. Management evaluates performance based on stand-alone revenues and net income for these segments.

Currently our executive management evaluates Satyam’s operating segments based on the following three-business groups:

•	IT services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. We provide our customers the ability to meet all of their information technology needs from one service provider. Our e-Business services include designing, developing integrating and maintaining Internet-based applications, such as e-Commerce websites and implementing packaged software applications such as customer or supply chain management software applications. We also assist our customers to make their existing computing systems accessible over the Internet. We offer our customers flexible delivery alternatives through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating on the customers’ premises.

•	BPO, providing services covering human resources, finance & accounting, customer contact (voice, mail and chat), and transaction processing (industry-specific offerings). We provide outsourcing solutions to varied industries like insurance and healthcare, banking and financial services, transportation and tourism, manufacturing and automotive, telecom and media, energy and utilities and retail.

•	Software products. Through VCI, we developed VisionCompass, a software product for use as a management tool to assess and help improve business performance. On April 24, 2003, we decided to discontinue VCI’s operations and focus on our core business of providing IT services. VC was formally dissolved on March 24, 2004.

The following table sets forth the total revenues (excluding inter-segment sales) for our three business segments for the six months ended September 30, 2004 and 2003 (in millions, except percentages):

	Six months ended September 30,
	2004		2003
Segment	Amount	%	Amount	%
IT Services	$361.1	99.2%	$253.0	99.9%
BPO	2.8	0.8	0.2	0.1
Software Products	—	—	0.1	0.0

Total	$363.9	100.0%	$253.3	100.0%

Our total revenues increased by 43.7% to $363.9 million during the six months ended September 30, 2004 from $253.3 million during the six months ended September 30, 2003. Our top two customers accounted for 19.2% of revenues during the six months ended September 30, 2004 down from 26.2% of revenues during the six months ended September 30, 2003. Our top 5 customers accounted for 30.3% of revenues during the six months ended September 30, 2004 as compared to 37.9% of revenues during the six months ended September 30, 2003. Our worldwide technical headcount increased to 17,115 as at September 30, 2004 compared to 10,399 as at September 30, 2003, while the number of our technical associates offshore increased by 5,847 and technical associates onsite increased by 869 during this period.

IT services

Our IT services revenues (excluding inter-segment revenues) represented 99.2% and 99.9% of our total revenues during the six months ended September 30, 2004 and 2003 respectively. These revenues increased by 42.7% to $361.1 million during the six months ended September 30, 2004 from $253.0 million during the six months ended September 30, 2003. This growth of $108.1 million in revenue during six months ended September 30, 2004 was primarily the result of an increase in business from existing customers and the generation of new business from new customers. We added 52 and 49 customers including 8 and 6 from the Fortune 500 list during the six months ended September 30, 2004 and 2003 respectively.

BPO

Nipuna generated revenues of $4.0 million during the six months ended September 30, 2004 of which $1.2 million was from inter-segment revenues. Nipuna had 1,277 employees as on September 30, 2004.

Software products

Revenues from software products to date have been immaterial.

Expenses

Cost of revenues. Cost of revenues increased by 43.7% to $223.5 million during the six months ended September 30, 2004 from $155.5 million during the six months ended September 30, 2003. Cost of revenues represented 61.4% of revenues, both during the six months ended September 30, 2004 and 2003. Inter-segment cost of revenues were $1.3 million during the six months ended September 30, 2004 as compared to $669 thousand during the six months ended September 30, 2003 and have not been allocated to the individual components that make up cost of revenues.

The increase in cost of revenues by $68.0 million to $223.5 million during the six months ended September 30, 2004 from $155.5 million during the six months ended September 30, 2003 was attributable primarily to increases in associate compensation and benefits expenses and traveling expenses. Associate compensation and benefit expenses increased 58.3% to $175.7 million or 48.3% of revenue during the six months ended September 30, 2004 from $111.0 million during the six months ended September 30, 2003.

The increase in the associate compensation and benefits is due to: (1) increase in the total number of technical associates by 6,516 to 17,115 as at September 30, 2004 from 10,599 as at September 30, 2003; (2) increase in number of onsite technical associates by 869 to 3,857 as at September 30, 2004 from 2,988 as at September 30, 2003 for which we pay a higher compensation; (3) on account of salary increments (approximately 17%) given to associates during the year, and (4) increase in sub-contracting charges by 39.5% to $21.2 million during the six months ended September 30, 2004 from $15.2 million during the six months ended September 30, 2003. The increase is mainly on account of hiring a greater number of people during the six months ended September 30, 2004 since the projects entered during such period required specific skill sets. Traveling expenses increased 7.0% to $16.8 million or 4.6% of revenue during the six months ended September 30, 2004 from $15.7 million or 6.2% of revenue during the six months ended September 30, 2003. These increases were partly compensated by a decrease in depreciation expense. Depreciation expense decreased by 2.0% to $10.0 million or 2.7% of revenues during the six months ended September 30, 2004 from $10.2 million or 4.0% of revenues during the six months ended September 30, 2003. Deferred stock-based compensation expense was $368 thousand and communication expenses amounted to $3.0 million during the six months ended September 30, 2004 compared to $489 thousand and $2.7 million during the six months ended September 30, 2003 respectively.

Gross profit. Our gross profit was $140.4 million during the six months ended September 30, 2004, representing an increase of 43.4% over gross profit of $97.9 million during the six months ended September 30, 2003. As a percentage of total revenues, gross profit was 38.6%, both during the six months ended September 30, 2004 and 2003. This was primarily due to cost of revenues remaining constant as a percentage of revenue during the six months ended September 30, 2004 as compared to the six months ended September 30, 2003.

Selling, general and administrative expense. Selling, general and administrative expenses increased 55.4% to $64.5 million during the six months ended September 30, 2004 from $41.5 million during the six months ended September 30, 2003. Selling, general and administrative expenses represented 17.7% of revenues during the six months ended September 30, 2004 as compared to 16.4% of revenues during the six months ended September 30, 2003. This increase was a result primarily of increase in associate compensation and benefits, marketing expenses and professional charges. Associate compensation and benefits increased 97.3% to $29.4 million or 8.1% of revenues during the six months ended September 30, 2004 as compared to $14.9 million or 5.9% of revenues during the six months ended September 30, 2003 on account of (1) incentives amounting $3.6 million and (2) on account of salary increments (approximately 17%) given to associates during the year. Marketing expenses increased 23.5% to $6.3 million or 1.7% of revenues during the six months ended September 30, 2004 as compared to $5.1 million or 2.0% of revenues during the six months ended September 30, 2003. Professional charges increased 47.1% to $5.0 million or 1.4% of revenues during the six months ended September 30, 2004 as compared to $3.4 million or 1.3% of revenues during the six months ended September 30, 2003.

Operating income. Our operating income was $75.9 million during the six months ended September 30, 2004, representing an increase of 34.6% over the operating income of $56.4 million during the six months ended September 30, 2003. As a percentage of revenues, operating income decreased to 20.9% during the six months ended September 30, 2004, from an operating income of 22.2% during the six months ended September 30, 2003. This decrease was due to increase in selling, general and administrative expense from 16.4% of revenue during the six months ended September 30, 2003 to 17.7% of revenues during the six months ended September 30, 2004.

Interest income. Interest income increased to $10.5 million during the six months ended September 30, 2004 from $9.6 million during the six months ended September 30, 2003. This increase was due to additional deposits amounting to $45.6 million placed with banks in July 2003.

Net income. Our net income was $73.7 million during the six months ended September 30, 2004, representing an increase of 38.5% over net income of $53.2 million during the six months ended September 30, 2003. As a percentage of total revenues, net income decreased to 20.3% during the six months ended September 30, 2004 from 21.0% during the six months ended September 30, 2003. This decrease in net income as percentage of revenue was primarily due to (i) increase in selling, general and administrative expenses to 17.7% of revenue during the six months ended September 30, 2004 from 16.4% during the six months ended September 30, 2003, (ii) decrease in interest income to 2.9% of revenue during the six months ended September 30, 2004 from 3.8% of revenue during the six months ended September 30, 2003, (iii) gain on sale of shares of Sify of $2.6 million or 1.0% of revenue during the six months ended September 30, 2003, and (iv) loss on forward exchange contracts of $5.2 million or 1.4% of revenues during the six months ended September 30, 2004 as compared to gain of $1.6 million or 0.6% of revenue during the six months ended September 30, 2003. The decrease was partially offset by gain on account of foreign exchange transactions of $6.0 million or 1.7% of revenue during the six months ended September 30, 2004 as against loss of $4.0 million or 1.6% of revenue during the six months ended September 30, 2003.

Foreign Currency Transactions / Translation

During the six months ended September 30, 2004 and 2003, 82.2% and 86.5%, respectively, of our total revenues were generated in U.S. dollars. A significant amount of our expenses were incurred in Indian Rupees and the balance was primarily incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, the Japanese yen, U.S. dollars, Sterling pounds and Singapore dollars are the functional currencies of our foreign subsidiaries located in Japan, the U.S., the U.K. and Singapore, respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders’ equity.

We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, our results of operations will be affected to the extent the rupee appreciates/ depreciates against the U.S. dollar. The average exchange rate of rupee to US dollar during the six months ended September 30, 2004 was 45.50 against 46.54 during the six months ended September 30, 2003. During the six months ended September 30, 2004, rupee depreciated to 45.91 against 43.4 in March 31, 2004. During the six months ended September 30, 2003 rupee appreciated to 45.78 against 47.53 in March 31, 2003. As a result, gain on foreign exchange transactions was $6.0 million during the six months ended September 30, 2004 as compared to a loss of $4.0 million during the six months ended September 30, 2003.

Risk management policy

Our functional currency is the Indian Rupee, although we transact a major portion of our business in US dollars and accordingly face foreign currency exposure through our sales in the United States. Accordingly, we are exposed to substantial risk on account of adverse currency movements in global foreign exchange markets. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future.

We manage risk on account of foreign currency fluctuations through treasury operations. Our risk management strategy is to identify risks we are exposed to, evaluate and measure those risks, decide on managing those risks, regular monitoring and reporting to management. The objective of our risk management policy is to minimize risk arising from adverse currency movements by managing the uncertainty and volatility of foreign exchange fluctuations by hedging the risk to achieve greater predictability and stability. Our risk management policies are approved by senior management and include implementing hedging strategies for foreign currency exposures, specification of transaction limits; specifying authority and responsibility of the personnel involved in executing, monitoring and controlling such transactions.

We purchase forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in US dollars. We enter into forward exchange contracts where the counter party is generally a bank. We consider the risks of non-performance by the counter party as non-material. These forward exchange contracts mature between one and eight months. These contracts do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings.

The following table gives details in respect of Satyam’s outstanding foreign exchange forward contracts:

	As at September 30,
	2004	2003
	(in thousands)
Aggregate contracted principal amounts of forward exchange contracts (sell)	$87,750	$55,500
Gains/(loss) on outstanding forward exchange contracts	(2,955)	1,042

As at September 30, 2004, we had outstanding forward exchange contracts worth $87.8 million with maturity dates over next eight months to cover the risks of US dollar to Rupee fluctuations.

Restatement of Previously Reported Amounts

Satyam has restated beginning shareholder’s equity as at March 31, 2001 and shareholder’s equity and net income as at and for the years ended March 31, 2003 and 2002, to reflect the impact on deferred tax liabilities and income taxes of Satyam’s equity in the losses of Sify. Such impact was not previously recognized. Satyam recognized a deferred tax liability of $36.92 million as at March 31, 2001 for the outside basis difference between the book carrying value and tax basis of its investment in Sify. This outside basis difference was generated from the increase in the book carrying value of Satyam’s investment in Sify resulting from Sify’s issuance of its shares to third parties. In subsequent periods, Satyam recognized its equity in the losses of Sify as a reduction in the book carrying value of its investment and as a charge to the income statement. However, Satyam did not recognize the tax benefit resulting from the decrease in the outside basis difference deferred tax liability.

The effect of these adjustments as at September 30, 2003 was as follows:

As at September 30, 2003
(in thousands)
Shareholder’s equity as previously reported	$515,147
Reduction in deferred tax liabilities	27,765
Shareholder’s equity as restated	$542,912

Results of Operations for the six months ended September 30, 2004 and 2003

The following tables set forth selected operating data as value of revenues by segment (including inter-segment revenues) for the periods indicated:

	(in thousands)
	Six months ended September 30, 2004
	IT services	BPO	Software products	Consolidation	Total
Statement of Operations Data:
Revenues — external customers	$361,148	$2,768	—	—	$363,916
Inter-segment revenue	413	1,187	—	$(1,600)	—

Total Revenues	361,561	3,955	—	(1,600)	363,916
Cost of revenues	(221,835)[1]	(3,017)	—	1,311	(223,541)

Gross profit	139,726	938	—	(289)	140,375
Operating expenses:
Selling, general and administrative expenses	(60,113)[2]	(4,677)	—	289	(64,501)

Operating income/(loss)	79,613	(3,739)	—	—	75,874
Interest income	10,480	2	—	—	10,482
Interest expense	(198)	(20)	—	—	(218)
Gain on sale of shares in associated companies/others	—	55	—	—	55
Gain/(Loss) on foreign exchange transactions	6,014	16	—	—	6,030
Other income/(expense), net	(5,149)	(243)	—	—	(5,392)

Income/(loss) before income taxes and equity in losses of associated companies	90,760	(3,929)	—	—	86,831
Income taxes	(12,885)	—	—	—	(12,885)
Equity in losses of associated companies, net of taxes	(239)	—	—	—	(239)

Net income/(loss)	$77,636	$(3,929)	—	—	$73,707

Depreciation	$11,450	$573	—	—	$12,023
Deferred stock-based compensation	$638	—	—	—	$638

[1]	Inclusive of deferred stock-based compensation expenses of $368 thousand.

[2]	Inclusive of deferred stock-based compensation expenses of $270 thousand.

	(in thousands)
	Six months ended September 30, 2003
	IT services	BPO	Software products	Consolidation	Total
Statement of Operations Data:
Revenues — external customers	$253,031	$240	$51	—	$253,322
Inter-segment revenue	177	493	72	$(742)	—

Total Revenues	253,208	733	123	(742)	253,322
Cost of revenues	(154,794)[3]	(1,331)	—	669	(155,456)

Gross profit/(loss)	98,414	(598)	123	(73)	97,866
Operating expenses:
Selling, general and administrative expenses	(40,532)[4]	(988)	(62)	73	(41,509)

Operating income/(loss)	57,882	(1,586)	61	—	56,357
Interest income	9,644	—	1	—	9,645
Interest expense	(247)	(3)	—	—	(250)
Gain on sale of shares in associated companies/others	2,613	—	—	—	2,613
Loss on foreign exchange transactions	(3,954)	(3)	—	—	(3,957)
Other income/(expense), net	1,726	—	—	—	1,726

Income/(loss) before income taxes and equity in losses of associated companies	67,664	(1,592)	62	—	66,134
Income taxes	(10,572)	(1)	—	—	(10,573)
Equity in losses of associated companies, net of taxes	(2,398)	—	—	—	(2,398)

Net income/(loss)	$54,694	$(1,593)	$62	—	$53,163

Depreciation	$12,321	$160	$3	—	$12,484
Deferred stock-based compensation	$636	—	—	—	$636

[3]	Inclusive of deferred stock-based compensation expenses of $492 thousand.

[4]	Inclusive of deferred stock-based compensation expenses of $144 thousand.

The following tables set forth selected operating data as a percentage of revenues by segment (including inter-segment revenues) for the periods indicated:

	Six months ended September 30, 2004
	IT services	BPO	Software products	Total
Statement of Operations Data:
Revenues — external customers	99.9%	70.0%	—	100.0%
Inter-segment revenue	0.1	30.0	—	—

Total Revenues	100.0	100.0	—	100.0
Cost of revenues	(61.4)[5]	(76.3)	—	(61.4)

Gross profit	38.6	23.7	—	38.6
Operating expenses:
Selling, general and administrative expenses	(16.6)[6]	(118.3)	—	(17.7)

Operating income/(loss)	22.0	(94.6)	—	20.9
Interest income	2.9	0.1	—	2.9
Interest expense	(0.1)	(0.5)	—	(0.1)
Gain on sale of shares in associated companies/others	—	1.4	—	0.0
Gain/(Loss) on foreign exchange transactions	1.7	0.4	—	1.7
Other income/(expense), net	(1.4)	(6.1)	—	(1.5)

Income/(loss) before income taxes and equity in losses of associated companies	25.1	(99.3)	—	23.9
Income taxes	(3.6)	—	—	(3.5)
Equity in losses of associated companies, net of taxes	(0.1)	—	—	(0.1)

Net income/(loss)	21.4%	(99.3)%	—	20.3%

Depreciation	3.2%	14.5%	—	3.3%
Deferred stock-based compensation	0.2%	—	—	0.2%

[5]	Inclusive of deferred stock-based compensation expenses of 0.1% of IT services’ revenue.

[6]	Inclusive of deferred stock-based compensation expenses of 0.1% of IT services’ revenue.

	Six months ended September 30, 2003
	IT services	BPO	Software products	Total
Statement of Operations Data:
Revenues — external customers	99.9%	32.7%	41.5%	100.0%
Inter-segment revenue	0.1	67.3	58.5	—

Total Revenues	100.0	100.0	100.0	100.0
Cost of revenues	(61.1)[7]	(181.6)	—	(61.4)

Gross profit/(loss)	38.9	(81.6)	100.0	38.6
Operating expenses:
Selling, general and administrative expenses	(16.0)[8]	(134.8)	(50.4)	(16.4)

Operating income/(loss)	22.9	(216.4)	49.6	22.2
Interest income	3.8	—	0.8	3.8
Interest expense	(0.1)	(0.4)	—	(0.1)
Gain on sale of shares in associated companies/others	1.0	—	—	1.0
Loss on foreign exchange transactions	(1.6)	(0.4)	—	(1.6)
Other income/(expense), net	0.7	—	—	0.7

Income/(loss) before income taxes and equity in losses of associated companies	26.7	(217.2)	50.4	26.1
Income taxes	(4.2)	(0.1)	—	(4.2)
Equity in losses of associated companies, net of taxes	(0.9)	—	—	(0.9)

Net income/(loss)	21.6%	(217.3)%	50.4%	21.0%

Depreciation	4.9%	21.8%	2.4%	4.9%
Deferred stock-based compensation	0.3%	—	—	0.3%

[7]	Inclusive of deferred stock-based compensation expenses of 0.2% of IT services’ revenue.

[8]	Inclusive of deferred stock-based compensation expenses of 0.1% of IT services’ revenue.

Comparison of six months ended September 30, 2004 and 2003

The following period on period comparison is based on our reportable segments.

IT Services:

Our principal business is providing IT services and we seek to provide our customers with the ability to meet all of their IT needs from one service provider.

Revenues

Our IT services revenues (excluding inter-segment revenues) represented 99.2% and 99.9% of our total revenues during the six months ended September 30, 2004 and 2003 respectively. These revenues increased by 42.7% to $361.1 million during the six months ended September 30, 2004 from $253.0 million during the six months ended September 30, 2003.

This growth of $108.1 million or 42.7% in IT services revenue during the six months ended September 30, 2004 was primarily the result of an increase in business from existing customers and the generation of new business from new customers. Revenues from existing business increased by 33.1% to $293.6 million during the six months ended September 30, 2004 from $220.6 million during the six months ended September 30, 2003. Revenues from new business increased by 108.3% to $67.5 million during the six months ended September 30, 2004 from $32.4 million during the six months ended September 30, 2003. Of this, revenues from new business from new customers amounted to $7.6 million during the six months ended September 30, 2004. We added 52 and 49 customers including 8 and 6 from the Fortune 500 list during the six months ended September 30, 2004 and 2003 respectively. The revenue share of Fortune 500 customers was 65.8% during the six months ended September 30, 2004 and 66.5% during the six months ended September 30, 2003.

IT services revenues and gross profits are affected by the rate at which associates are utilized. We calculate utilization rates on a monthly basis, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he works 157 hours per month. Utilization rates for IT services were 81.7% and 83.1% during the six months ended September 30, 2004 and 2003, respectively.

Revenues by technology

The following table presents our IT services revenues (excluding inter-segment revenues) by type of IT service offering (in millions, except percentages).

	Six months ended September 30,
	2004		2003		Change 2004 over 2003
	Amount	%	Amount	%	Amount	%
Software development	$154.3	42.7%	$123.0	48.6%	$31.3	25.5%
System maintenance	78.4	21.7	64.4	25.5	14.0	21.7
Packaged software integration	104.6	29.0	60.2	23.8	44.4	73.8
Engineering design services	23.8	6.6	5.4	2.1	18.4	340.7

Total IT services	$361.1	100.0%	$253.0	100.0%	$108.1	42.7%

During the six months ended September 30, 2004, revenues from engineering design services, which offer a spectrum of engineering services in CAD, CAM, CAE, PDM and customization to various industries, has grown by 340.7% followed by revenues from packaged software integration services which grew by 73.8%. In absolute terms, revenues from packaged software integration has shown significant growth of $44.4 million or 73.8%, revenues from software development has increased by $31.3 million or 25.5%

followed by engineering design services and system maintenance services which, grew by $18.4 million and $14.0 million representing growth of 340.7% and 21.7% respectively. We expect these trends to continue in the near future.

Revenues by contract type

The following table gives the composition of IT services revenues (excluding inter-segment revenues) by type of contract (in millions, except percentages).

	Six months ended September 30,
	2004		2003
	Amount	%	Amount	%
Time and material basis	$243.4	67.4%	$175.7	69.5%
Fixed-price basis	117.7	32.6	77.3	30.5

Total IT services	$361.1	100.0%	$253.0	100.0%

Our revenues are generated principally from IT services provided on either a time-and-material or a fixed-price basis. Revenues from IT service provided on a time-and-material basis are recognized in the period that services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the percentage of completion method of accounting when the work executed can be reasonably estimated. The percentage of completion estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the percentage of completion is reflected in the period in which the changes become known. Although from time to time we have revised our project completion estimates, to date such revisions have not materially affected our reported revenues.

Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis decreased to 67.4% during the six months ended September 30, 2004 from 69.5% during the six months ended September 30, 2003. The revenues from fixed-price basis increased to 32.6% during the six months ended September 30, 2004 from 30.5% during the six months ended September 30, 2003.

The increase during the six months ended September 30, 2004 for fixed bid contracts is primarily due to a shift in type of contracts from time-and-material to fixed bid since based on current market trends majority of the customers prefer to enter into fixed price contracts. We expect that revenue from fixed bid contracts will continue to increase in fiscal 2005 since current market trends indicate customer preference towards fixed price contracts.

Revenues based on offshore and onsite / off site

The following tables gives the composition of revenues from IT services (excluding inter-segment revenues) based on the location where services are performed (in millions, except percentages).

	Six months ended September 30,
	2004		2003
	Amount	%	Amount	%
Off shore	$146.9	40.7%	$111.5	44.1%
Onsite / off-sites	214.2	59.3	141.5	55.9

Total IT services	$361.1	100.0%	$253.0	100.0%

We provide our IT services through our offshore centers located throughout India, through our onsite teams on customer’s premises and through our offsite centers in United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai, Germany and Canada.

Offshore IT services revenues consist of revenues from IT services work conducted in our offshore centers and onsite work conducted at customers’ premises which is related to offshore work. Offshore IT services revenues do not include revenues from offsite centers or onsite work which is not related to any offshore work.

We charge higher rates and incur higher compensation expenses for work performed by our onsite teams on a customer’s premises or at our offsite centers as compared to work performed at our offshore centers in India. Services performed by our onsite teams or at our offsite centers typically generate higher revenues per capita but at a lower gross margin than the same amount of services performed at our offshore centers in India.

The onsite percentage increased as a result of new engagements during six months ended September 30, 2004, since in the early stages of new engagements we require extensive interactions with customers to understand the business scenario and create the right process and the methodology before we move the work offshore at the most appropriate time. Revenues from new customers increased by 108.3% to $67.5 million during the six months ended September 30, 2004 from $32.4 million during the six months ended September 30, 2003.

Revenues based on geography

The following table gives the composition of our revenues based on the location of our customers (in millions, except percentages).

	Six months ended September 30,
	2004		2003
	Amount	%	Amount	%
North America	$251.8	69.7%	$191.7	75.7%
Europe	56.4	15.6	32.3	12.8
Japan	6.3	1.7	5.7	2.3
India	11.5	3.2	6.7	2.6
Rest of the World	35.1	9.8	16.8	6.6

Total	$361.1	100.0%	$253.2	100.0%

Of the total increase of $107.9 million in revenue during the six months ended September 30, 2004, $60.1 million increased in North America followed by $24.1 million in Europe and $18.3 million in rest of the world. Revenue in India increased by $4.8 million and in Japan by $0.6 million.

Our increased business in the North America and Europe was due to new clients and additional business from existing customers. We expect that most of our revenues will be generated in North America, followed by Europe, in fiscal 2005.

Cost of Revenues. Cost of revenues increased by 43.3% to $221.8 million during the six months ended September 30, 2004 from $154.8 million during the six months ended September 30, 2003. Cost of revenues represented 61.4% of IT services revenues during the six months ended September 30, 2004 and 61.1% during the six months ended September 30, 2003. This increase by $67.0 million was attributable primarily to increases in associate compensation and benefits expenses and traveling expenses and other expense. Associate compensation and benefits expenses increased by 57.5% to $174.8 million, or 48.4% of revenues during the six months ended September 30, 2004 from $111.0 million, or 43.8% of revenues during the six months ended September 30, 2003. The increase in the associate compensation and benefits is due to: (1) increase in the total number of technical associates by 5,555 to 15,954 during the six months ended September 30, 2004 from 10,399 during the six months ended September 30, 2003; (2) increase in number of onsite technical associates by 849 to 3,834 during the six months ended September 30, 2004 from 2,985 during the six months ended September 30, 2003 for which we pay a higher compensation; (3) an increase of existing salaries (approximately 17%) during the period; and (4) increase in sub-contracting charges by 39.5% to $21.2 million during the six months ended September 30, 2004 from $15.2 million during the six months ended September 30, 2003. The increase is mainly on account of hiring a greater number of people during the six months ended September 30, 2004 since the projects entered into during such period required specific skill sets. Traveling expenses increased 5.7% to $16.6 million, or 4.6% of revenues, during the six months ended September 30, 2004 from $15.7 million, or 6.2% of revenues, during the six months ended September 30, 2003. These increases were compensated by decrease in depreciation, deferred stock compensation and communication expenses. Depreciation expense decreased by 4.1% to

$9.7 million or 2.7% of revenues during the six months ended September 30, 2004 from $10.1 million or 4.0% of revenues during the six months ended September 30, 2003. Deferred stock-based compensation expense was $368 thousand and communication expenses amounted to $2.5 million during the six months ended September 30, 2004 compared to $489 thousand and $2.6 million during the six months ended September 30, 2003 respectively.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 48.4% to $60.1 million during the six months ended September 30, 2004 from $40.5 million during the six months ended September 30, 2003. Selling, general and administrative expenses represented 16.6% of revenues during the six months ended September 30, 2004 and 16.0% during the six months ended September 30, 2003. This increase was a result primarily of increase in associate compensation and benefits, marketing expenses and professional charges. Associate compensation and benefits increased 99.3% to $29.1 million or 8.0% of revenues during the six months ended September 30, 2004 as compared to $14.6 million or 5.8% of revenues during the six months ended September 30, 2003 primarily on account of incentives amounting to $3.6 million and salary increments (approximately 17%) given to associates during the year. Marketing expenses increased 23.5% to $6.3 million or 1.7% of revenues during the six months ended September 30, 2004 as compared to $5.1 million or 2.0% of revenues during the six months ended September 30, 2003. Professional charges increased 39.4% to $4.6 million or 1.3% of revenues during the six months ended September 30, 2004 as compared to $3.3 million or 1.3% of revenues during the six months ended September 30, 2003.

Operating income. Our operating income was $79.6 million for the six months ended September 30, 2004, representing an increase of 37.5% over the operating income of $57.9 million for the six months ended September 30, 2003. As a percentage of revenues, operating income decreased to 22.0% for the six months ended September 30, 2004, from 22.9% for the six months ended September 30, 2003. This decrease was due to (i) increase in the associate compensation and benefits expenses by $78.3 million to $203.9 million or 56.4% of revenue during the six months ended September 30, 2004 from $125.6 million or 49.6% of revenues during the six months ended September 30, 2003 and (ii) offset by decrease in the traveling, communication, professional expenses and depreciation. As a percentage of revenues these expenses decreased to 11.8% during the six months ended September 30, 2004 from 16.0% during the six months ended September 30, 2003.

Interest income. Interest income increased to $10.5 million during the six months ended September 30, 2004 from $9.6 million during the six months ended September 30, 2003. This increase was due to additional deposits amounting to $45.6 million placed with banks in July 2003.

Gain on sale of shares in associate company/others. During the six months ended September 30, 2004, gain on sale of investments was $Nil thousand as compared to $2.6 million during the six months ended September 30, 2003. During the six months ended September 30, 2003, gain on sale of 1,000,000 Indian equity shares of Sify amounted to $2,606 thousand whereas gain on other investments amounted to $7 thousand.

Gain/(loss) on foreign exchange transactions. During the six months ended September 30, 2004 and the six months ended September 30, 2003, 82.4% and 86.4% respectively, of our revenues were generated in U.S. dollars. The average exchange rate of rupee to US dollar during the six months ended September 30, 2004 was 45.50 against 46.54 during the six months ended September 30, 2003. During the six months ended September 30, 2004, rupee depreciated to 45.91 against 43.4 in March 31, 2004. During the six months ended September 30, 2003, rupee appreciated to 45.78 against 47.53 in March 31, 2003. As a result, gain on foreign exchange transactions was $6.0 million during the six months ended September 30, 2004 as compared to a loss of $4.0 million during the six months ended September 30, 2003.

Other income/(expenses), net. Other expenses were $5.1 million during the six months ended September 30, 2004 as compared to other income of $1.7 million during the six months ended September 30, 2003. The increase in the expenses is primarily on account of loss on forward contracts amounting to $5.2 million {$3.0 million on outstanding forward contracts} for the six months ended September 30, 2004 as compared to a gain of $1.6 million ($1.0 million on outstanding forward contracts) for the six months ended September 30, 2003.

Income taxes. Income taxes were $12.9 million during the six months ended September 30, 2004 as compared to $10.6 million during the six months ended September 30, 2003. This increase in income taxes is primarily due to increase in income taxable in United States.

Equity in losses of associated companies, net of taxes. Equity in losses of associated companies was $239 thousand during the six months ended September 30, 2004 as compared to $2.4 million during the six months ended September 30, 2003.

Net income. Our net income was $77.6 million for the six months ended September 30, 2004, representing an increase of 41.9% over net income of $54.7 million for the six months ended September 30, 2003. As a percentage of total revenues, net income decreased to 21.4% for the six months ended September 30, 2004 from 21.6% for the six months ended September 30, 2003. This decrease was primarily due to (i) decrease in interest income to $10.5 million or 2.9% of revenue during the six months ended September 30, 2004 from $9.6 million during the six months ended September 30, 2003, (ii) decrease in the operating income by 0.9% during the six months ended September 30, 2004 from 22.9% during the six months ended September 30, 2003 to 22.0% during the six months ended September 30, 2004 and (iii) loss on forward exchange contracts of $5.2 million or 1.4% of revenues compared to gain of $1.7 million or 0.7% of revenue. The decrease was partially offset by gain on account of foreign exchange transactions of $6.0 million or 1.7% of revenue during the six months ended September 30, 2004 as compared to loss on $4.0 million during the six months ended September 30, 2003.

BPO

On June 05, 2002, we formed Nipuna Services Limited or Nipuna, a wholly owned subsidiary in Secunderabad, Andhra Pradesh, India to provide various services connected with business process outsourcing, or BPO. As at September 30, 2004, we had invested $4.0 million in Nipuna.

Our revenues from BPO services increased to $4.0 million during the six months ended September 30, 2004 from $733 thousand during the six months ended September 30, 2003. At present, Nipuna is offering support in the areas of production back office, health care insurance, IT help desk, finance and accounts, customer contact and data management. Nipuna has a total employee base of 1,277 as at September 30, 2004 as against 228 as at September 30, 2003. The cost of revenues increased to $3.0 million or 76.3% of revenues during the six months ended September 30, 2004 from $1.3 million or 181.6% of revenues during the six months ended September 30, 2003. The net loss during the six months ended September 30, 2004 was $3.9 million or 99.3% of revenues as against net loss of $1.6 million or 217.3% of revenues during the six months ended September 30, 2003.

Nipuna issued 45,669,999 and 45,340,000 0.05% convertible redeemable cumulative preference shares of par value Rs.10 ($0.22) per share in October 2003 and June 2004 respectively to the investors at an issue price of Rs.10 ($0.22) per share, in exchange for an aggregate consideration of $20 million. These preference shares are to be mandatorily converted / redeemed into such number of equity shares by June 2007 based on certain provisions in the agreement relating to Nipuna’s revenues and profits earned up to March 31, 2006. If not converted or early converted at the option of the investors based on certain triggering events, these convertible preference shares are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

The Investors are entitled to receive dividends at the rate of 0.05% per cent per annum, on the face value of Rs. 10 ($0.22) from the date of issuance of such Preference Shares. The dividends shall be fully cumulative, accumulate and payable in cash at the rate indicated above, whether or not they have been declared and whether or not there are profits, surplus or other funds of Nipuna legally available for the payment of dividends. These preference shares rank senior to all classes of Nipuna’s currently existing capital stock or established hereafter with respect to dividend distributions and repayment of capital and premium upon a bankruptcy event or change in control with respect to Nipuna, unless the terms and conditions of such class expressly provide that such class will rank senior to or on parity with the convertible redeemable cumulative preference shares. The dividend on the preference shares for the period ended September 30, 2004 is payable.

Software products

Revenues from software products to date have been immaterial.

Results of Operations for the three months ended September 30, 2004 and 2003

The following tables set forth selected operating data as value of revenues by segment (including inter-segment revenues) for the periods indicated:

	(in thousands)
	Three months ended September 30, 2004
	IT		Software
	services	BPO	products	Consolidation	Total
Statement of Operations Data:
Revenues — external customers	$187,157	$1,765	—	—	$188,922
Inter-segment revenue	47	628	—	$(675)	—

Total Revenues	187,204	2,393	—	(675)	188,922
Cost of revenues	(115,967)[9]	(1,881)	—	628	(117,220)

Gross profit	71,237	512	—	(47)	71,702
Operating expenses:
Selling, general and administrative expenses	(29,847)[10]	(3,072)	—	47	(32,872)

Operating income/(loss)	41,390	(2,560)	—	—	38,830
Interest income	5,193	—	—	—	5,193
Interest expense	(95)	(13)	—	—	(108)
Gain on sale of shares in associated companies/others	—	37			37
Loss on foreign exchange transactions	(874)	(4)	—	—	(878)
Other income/(expense), net	698	(119)	—	—	579

Income/(loss) before income taxes and equity in losses of associated companies	46,312	(2,659)	—	—	43,653
Income taxes	(6,267)	—	—	—	(6,267)
Equity in losses of associated companies, net of taxes	(113)	—	—	—	(113)

Net income/(loss)	$39,932	$(2,659)	—	—	$37,273

Depreciation	$5,632	$380	—	—	$6,013
Deferred stock-based compensation	$403	—	—	—	$403

[9]	Inclusive of deferred stock-based compensation expenses of $137 thousand.

[10]	Inclusive of deferred stock-based compensation expenses of $266 thousand.

	(in thousands)
	Three months ended September 30, 2003
			Software
	IT services	BPO	products	Consolidation	Total
Statement of Operations Data:
Revenues — external customers	$131,557	$210	$8	—	$131,775
Inter-segment revenue	87	233	—	$(320)	—

Total Revenues	131,644	443	8	(320)	131,775
Cost of revenues	(80,914)[11]	(565)	—	320	(81,159)

Gross profit/(loss)	50,730	(122)	8	—	50,616
Operating expenses:
Selling, general and administrative expenses	(20,950)[12]	(711)	(22)	—	(21,683)

Operating income/(loss)	29,780	(833)	(14)	—	28,933
Interest income	5,201	—	—	—	5,201
Interest expense	(113)	(1)	—	—	(114)
Gain on sale of shares in associated companies/others	2,606	—	—	—	2,606
Loss on foreign exchange transactions	(1,689)	—	—	—	(1,689)
Other income/(expense), net	1,457	—	—	—	1,457

Income/(loss) before income taxes and equity in losses of associated companies	37,242	(834)	(14)	—	36,394
Income taxes	(6,046)	(1)	—	—	(6,047)
Equity in losses of associated companies, net of taxes	(789)	—	—	—	(789)

Net income/(loss)	$30,407	$(835)	$(14)	—	$29,558

Depreciation	$6,098	$88	$1	—	$6187
Deferred stock-based compensation	$358	—	—	—	$358

[11]	Inclusive of deferred stock-based compensation expenses of $285 thousand.

[12]	Inclusive of deferred stock-based compensation expenses of $73 thousand.

The following tables set forth selected operating data as a percentage of revenues by segment (including inter-segment revenues) for the periods indicated:

	Three months ended September 30, 2004
			Software
	IT services	BPO	products	Total
Statement of Operations Data:
Revenues — external customers	99.97%	73.8%	—	100.0%
Inter-segment revenue	0.03	26.2	—	—

Total Revenues	100.0	100.0	—	100.0
Cost of revenues	(62.0)[13]	(78.6)	—	(62.0)

Gross profit	38.0	21.4	—	38.0
Operating expenses:
Selling, general and administrative expenses	(15.9)[14]	(128.4)	—	(17.4)

Operating income/(loss)	22.1	(107.0)	—	20.6
Interest income	2.8	—	—	2.8
Interest expense	(0.05)	(0.5)	—	(0.06)
Gain on sale of shares in associated companies/others	—	1.6	—	0.02
Loss on foreign exchange transactions	(0.5)	(0.2)	—	(0.5)
Other income/(expense), net	0.4	(5.0)	—	0.3

Income/(loss) before income taxes and equity in losses of associated companies	24.7	(111.1)	—	23.1
Income taxes	(3.4)	—	—	(3.3)
Equity in losses of associated companies, net of taxes	(0.06)	—	—	(0.06)

Net income/(loss)	21.3%	(111.1)%	—	19.7%

Depreciation	3.0%	15.9%	—	3.2%
Deferred stock-based compensation	0.2%	—	—	0.2%

[13]	Inclusive of deferred stock-based compensation expenses of 0.1% of IT services’ revenue.

[14]	Inclusive of deferred stock-based compensation expenses of 0.1% of IT services’ revenue.

	Three months ended September 30, 2003
			Software
	IT services	BPO	products	Total
Statement of Operations Data:
Revenues — external customers	99.9%	47.4%	100.0%	100.0%
Inter-segment revenue	0.1	52.6	—	—

Total Revenues	100.0	100.0	100.0	100.0
Cost of revenues	(61.5)[15]	(127.5)	—	(61.6)

Gross profit/(loss)	38.5	(27.5)	100.0	38.4
Operating expenses:
Selling, general and administrative expenses	(15.9)[16]	(160.5)	(275.0)	(16.5)

Operating income	22.6	(188.0)	(175.0)	22.0
Interest income	4.0	—	—	3.9
Interest expense	(0.1)	(0.2)	—	(0.1)
Gain on sale of shares in associated companies/others	2.0	—	—	2.0
Loss on foreign exchange transactions	(1.3)	—	—	(1.3)
Other income/(expense), net	1.1	—	—	1.1

Income/(loss) before income taxes and equity in losses of associated companies	28.3	(188.2)	(175.0)	27.5
Income taxes	(4.6)	(0.2)	—	(4.6)
Equity in losses of associated companies, net of taxes	(0.6)	—	—	(0.6)

Net income/(loss)	23.1%	(188.4)%	(175.0)%	22.4%

Depreciation	4.6%	19.9%	12.5%	4.7%
Deferred stock-based compensation	0.3%	—	—	0.3%

[15]	Inclusive of deferred stock-based compensation expenses of 0.2% of IT services’ revenue.

[16]	Inclusive of deferred stock-based compensation expenses of 0.1% of IT services’ revenue.

Comparison of the three months ended September 30, 2004 and 2003.

IT Services

Our principal business is providing IT services and we seek to provide our customers with the ability to meet all of their IT needs from one service provider.

Revenues:

Our IT services revenues (excluding inter-segment revenues) represented 99.1% and 99.8% of our total revenues during the three months ended September 30, 2004 and 2003 respectively. These revenues increased by 42.3% to $187.2 million during the three months ended September 30, 2004 from $131.6 million during the three months ended September 30, 2003. This growth of $55.6 million or 42.3% in IT services revenue during the three months September 30, 2004 was primarily the result of an increase in business from existing customers and the generation of new business from new customers. Revenues from existing business increased by 8.9% to $131.7 million during the three months ended September 30, 2004 from $120.9 million during the three months ended September 30, 2003. Revenues from new business increased by 417.8% to $55.4 million during the three months ended September 30, 2004 from $10.7 million during the three months ended September 30, 2003. Of this, revenue from new business from new customers was $4.9 million or 2.6% of revenues during the three months ended September 30, 2003. We added 27 and 27 customers during the three months ended September 30, 2004 and 2003 respectively. The revenue share of Fortune 500 customers was 66.5% and 68.8% during the three months ended September 30, 2004 and 2003 respectively. Our established and enduring partnership model with such high quality customers signifies considerable growth potential.

IT services revenues and gross profits are affected by the rate at which associates are utilized. We calculate utilization rates on a monthly basis, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100% utilized if he works 157 hours per month. Utilization rates for IT services were 80.6% and 83.5% during the three months ended September 30, 2004 and 2003, respectively.

Revenues by technology

The following table presents our IT services revenues (excluding inter-segment revenues) by type of IT service offering (in millions, except percentages).

	Three months ended September 30,
	2004			2003			Change 2004 over 2003
	Amount	%		Amount	%		Amount	%
Software development	$81.0	43.3%		$63.3	48.1%		$17.7	28.0%
System maintenance	40.1	21.4		32.2	24.5		7.9	24.5
Packaged software integration	53.7	28.7		32.2	24.5		21.5	66.8
Engineering design services	12.4	6.6		3.9	2.9		8.5	217.9

Total IT services	$187.2	100.	%	$131.6	100.	%	$55.6	42.3%

During the three months ended September 30, 2004, revenues from engineering design services, which offer a spectrum of engineering services in CAD, CAM, CAE, PDM and customization to various industries, has grown by 217.9% followed by revenues from packaged software integration services which grew by 66.8%. In absolute terms, revenues from packaged software integration has shown significant growth of $21.5 million or 66.8%, revenues from software development has increased by $17.7 million or 28.0% followed by engineering design services and system maintenance services which, grew by $8.5 million and $7.9 million representing growth of 217.9% and 24.6% respectively. We expect these trends to continue in the near future.

Revenues by contract type

The following table gives the composition of IT services revenues (excluding inter-segment revenues) by type of contract (in millions, except percentages).

	Three months ended September 30,
	2004		2003
	Amount	%	Amount	%
Time and material basis	$125.1	66.8%	$90.2	68.5%
Fixed-price basis	62.1	33.2	41.4	31.5

Total IT services	$187.2	100.0%	$131.6	100.0%

Our revenues are generated principally from IT services provided on either a time-and-material or a fixed-price basis. Revenues from IT service provided on a time-and-material basis are recognized in the period that services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the percentage of completion method of accounting when the work executed can be reasonably estimated. The percentage of completion estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the percentage of completion is reflected in the period in which the changes become known. Although from time to time we have revised our project completion estimates, to date such revisions have not materially affected our reported revenues.

Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis decreased to 66.8% during the three months ended September 30, 2004 from 68.5% during the three months ended September 30, 2003. The revenues from fixed-price basis increased to 33.2% during the three months ended September 30, 2004 from 31.5% during the three months ended September 30, 2003.

The increase during the three months ended September 30, 2004 for fixed bid contracts is primarily due to a shift in type of contracts from time-and-material to fixed bid since based on current market trends majority of the customers prefer to enter into fixed price contracts. We expect that revenue from fixed bid contracts will continue to increase in fiscal 2005 since current market trends indicate customer preference towards fixed price contracts.

Revenues based on offshore and onsite / off site

The following table gives the composition of revenues from IT services (excluding inter-segment revenues) based on the location where services are performed (in millions, except percentages).

	Three months ended September 30,
	2004		2003
	Amount	%	Amount	%
Off shore	$75.7	40.4%	$56.5	42.9%
Onsite / off-sites	111.5	59.6	75.1	57.1

Total IT services	$187.2	100.0%	$131.6	100.0%

We provide our IT services through our offshore centers located throughout India, through our onsite teams on customer’s premises and through our offsite centers in United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai, Germany and Canada.

Offshore IT services revenues consist of revenues from IT services work conducted in our offshore centers and onsite work conducted at customers’ premises which is related to offshore work. Offshore IT services revenues do not include revenues from offsite centers or onsite work which is not related to any offshore work.

We charge higher rates and incur higher compensation expenses for work performed by our onsite teams on a customer’s premises or at our offsite centers as compared to work performed at our offshore centers in

India. Services performed by our onsite teams or at our offsite centers typically generate higher revenues per capita but at a lower gross margin than the same amount of services performed at our offshore centers in India.

The onsite percentage increased as a result of new engagements during three months ended September 30, 2004, since in the early stages of new engagements we require extensive interactions with customers to understand the business scenario and create the right process and the methodology before we move the work offshore at the most appropriate time. Revenues from new business increased by 417.8% to $55.4 million during the three months ended September 30, 2004 from $10.7 million during the three months ended September 30, 2003.

Revenues based on geography

The following table gives the composition of our revenues based on the location of our customers (in millions, except percentages).

	Three months ended September 30,
	2004		2003
	Amount	%	Amount	%
North America	$132.7	70.9%	$98.6	74.9%
Europe	29.7	15.9	16.6	12.6
Japan	2.7	1.5	3.6	2.8
India	5.8	3.1	3.3	2.5
Rest of the World	16.3	8.7	9.5	7.2

Total	$187.2	100.0%	$131.6	100.0%

Of the total increase of $55.6 million in revenue during the three months ended September 30, 2004, $34.0 million increased in North America followed by $13.1 million and $6.8 million in Europe and rest of the world respectively. Revenues in India increased by $2.5 million.

Our increased business in the North America and Europe was due to new clients and additional business from existing customers. We expect that most of our revenues will be generated in North America, followed by Europe, in fiscal 2005.

Cost of Revenues. Cost of revenues increased by 43.4% to $116.0 million during the three months ended September 30, 2004 from $80.9 million during the three months ended September 30, 2003. Cost of revenues represented 62.0% of IT services revenues during the three months ended September 30, 2004 and 61.5% during the three months ended September 30, 2003. This increase by $35.1 million was attributable primarily to increases in associate compensation and benefits expenses and traveling expenses. Associate compensation and benefits expenses increased by $33.7 million or 58.0% to $91.8 million, or 49.1% of revenues during the three months ended September 30, 2004 from $58.1 million, or 44.1% of revenues during the three months ended September 30, 2003. The increase in the associate compensation and benefits is due to: (1) increase in the total number of technical associates by 5,555 to 15,954 during the three months ended September 30, 2004 from 10,399 during the three months ended September 30, 2003; (2) increase in number of onsite technical associates by 849 to 3,834 during the three months ended September 30, 2004 from 2,985 during the three months ended September 30, 2003 for which we pay a higher compensation; (3) an increase of existing salaries (approximately 17%) during the period; and (4) increase in subcontracting charges by 55.4% to $11.5 million during the three months ended September 30, 2004, from $7.4 million during the three months ended September 30, 2003. The increase is mainly on account of hiring a greater number of people during the six months ended September 30, 2004 since the projects entered into during the period required specific skill sets. Depreciation expense decreased 4.0% to $4.8 million, or 2.6% of revenues, during the three months ended September 30, 2004 from $5.0 million, or 3.8% of revenues, during the three months ended September 30, 2003.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 41.9% to $29.8 million during the three months ended September 30, 2004 from $21.0 million during the three months ended September 30, 2003. Selling, general and administrative expenses represented 15.9% of revenues during the three months ended September 30, 2004 and 15.9% during the three months ended September 30, 2003. This increase (in absolute terms) was a result of increase in our revenues. The increase was primarily on account of increase in associate compensation and benefits, marketing expenses and professional charges. Associate compensation and benefits increased 81.5% to $14.7 million or 7.9% of revenues during the three months ended September 30, 2004 as compared to $8.1 million or 6.2% of revenues during the three months ended September 30, 2003 primarily on account of incentives amounting to $2.2 million and salary increments (approximately 17%) given to associates during the period. In absolute terms, marketing expenses increased by $0.2 million to $2.8 million and professional expenses increased by $0.3 million during three months ended September 30, 2004. However, as a percentage of revenues, marketing expenses decreased to 1.5% of revenues during the three months ended September 30, 2004 from 2.0% of revenues during the three months ended September 30, 2003. Professional charges decreased to 1.0 % of revenues during the three months ended September 30, 2004 as compared to 1.2% of revenues during the three months ended September 30, 2003.

Operating income. Our operating income was $41.4 million for the three months ended September 30, 2004, representing an increase of 38.9% over the operating income of $29.8 million for the three months ended September 30, 2003. As a percentage of revenues, operating income marginally decreased to 22.1% for the three months ended September 30, 2004, from 22.6% for the three months ended September 30, 2003. This decrease was due to (i) increase in the associate compensation and benefits expenses to 57.0% of revenue during the three months ended September 30, 2004 from 50.3% and (ii) offset by decrease in the traveling expenses and depreciation. As a percentage of revenues these expenses decreased to 8.7% during the three months ended September 30, 2004 from 12.6% during the three months ended September 30, 2003.

Interest income. Interest income was $5.2 million during the three months ended September 30, 2004 as compared to $5.2 million during the three months ended September 30, 2003.

Gain on sale of shares in associate company/others. During the three months ended September 30, 2004, gain on sale of investments was $Nil thousand as compared to $2.6 million during the three months ended September 30, 2003.

During the three months ended September 30, 2003, gain on sale of 1,000,000 Indian equity shares of Sify amounted to US$2.6 million.

Gain/(loss) on foreign exchange transactions. During the three months ended September 30, 2004 and the three months ended September 30, 2003, 82.4% and 86.2% respectively, of our revenues were generated in U.S. dollars. The average exchange rate of rupee to US dollar during the three months ended September 30, 2004 was 46.14 against 46.01 during the three months ended September 30, 2003. Rupee appreciated to 45.91 as at September 30, 2004 against 45.99 as at June 30, 2004. During the three months ended September 30, 2003 rupee appreciated to 45.78 against 46.40 as at June 30, 2003. As a result, loss on foreign exchange transactions was $874 thousand during the three months ended September 30, 2004 as compared to a loss of $1.7 million during the three months ended September 30, 2003.

Other income/(expenses), net. Other income was $698 thousand during the three months ended September 30, 2004 as compared to other income of $1.5 million during the three months ended September 30, 2003. The decrease is primarily on account of decrease in gain on forward contracts amounting to $733 thousand for the three months ended September 30, 2004 as compared to a gain of $1.4 million for the three months ended September 30, 2003.

Income taxes. Income taxes were $6.3 million during the three months ended September 30, 2004 as compared to $6.0 million during the three months ended September 30, 2003.

Equity in losses of associated companies, net of taxes. Equity in losses of associated companies was $113 thousand during the three months ended September 30, 2004 as compared to $789 thousand during the three months ended September 30, 2003.

Net income. Our net income was $39.9 million for the three months ended September 30, 2004, representing an increase of 31.3% over net income of $30.4 million for the three months ended September 30, 2003. As a percentage of total revenues, net income decreased to 21.3% for the three months ended September 30, 2004 from 23.1% for the three months ended September 30, 2003. This decrease was due to (i) increase in the Associate compensation and benefits expenses to 57.0% of revenue during the three months ended September 30, 2004 from 50.3%. The decrease was partially offset by decrease in the traveling expenses and depreciation. As a percentage of revenues these expenses decreased to 8.7% during the three months ended September 30, 2004 from 12.5% during the three months ended September 30, 2003. Interest income as a percentage of revenue decreased to 2.8% of revenues during the three months ended September 30, 2004 from 4.0% of revenues during the three months ended September 30, 2003.

BPO

Our revenues from BPO services increased to $2.4 million during the three months ended September 30, 2004 with 10 active customers from $443 thousand during the three months ended September 30, 2003. The cost of revenues increased to $1.9 million or 78.6% of revenues during the three months ended September 30, 2004 from $565 thousand or 127.5% of revenues during the three months ended September 30, 2003. The net loss during the three months ended September 30, 2004 was $2.7 million or 111.1% of revenues as against net loss of $835 thousand or 188.5% of revenues during the three months ended September 30, 2003.

Software products

Revenues from software products to date have been immaterial.

Liquidity and Capital Resources

Net cash provided by operating activities. Net cash provided by operating activities was $67.1 million and $43.5 million during the six months ended September 30, 2004 and 2003 respectively.

During the six months ended September 30, 2004, non-cash adjustments to reconcile the $73.7 million net income to net cash used in operating activities consisted primarily of depreciation expense of $12.0 million and increase in net accounts receivable and unbilled revenues.

Net accounts receivable and unbilled revenues increased by $35.8 million primarily as a result of an increase in our revenues. Accounts payable and accrued expenses increased by $26.5 million primarily on account of (i) recognition of loss of $3.0 million on outstanding forward contracts (ii) increase in taxes by $5.6 million (iii) increase in sub-contracting charges payable by $5.2 million.

During the six months ended September 30, 2003, non-cash adjustments to reconcile the $53.2 million net income to net cash used in operating activities consisted primarily of depreciation expense of $12.5 million. Net accounts receivable and unbilled revenues increased by $6.8 million primarily as a result of an increase in our revenues and also due to marginal increase in collection period.

Net cash used in investing activities. Net cash used in investing activities was $17.0 million and $47.8 million during the six months ended September 30, 2004 and 2003 respectively. Net cash used in investing activities during the six months ended September 30, 2004 decreased by $30.8 million to $17.0 million from $47.8 million during the six months ended September 30, 2003. This decrease was primarily due to no investment in bank deposits during the six months ended September 30, 2004 as compared to $45.4 million during the six months ended September 30, 2003 and increase in proceeds from sale of available for sale securities, net of purchases, of $4.1 million. This decrease was partly compensated by an increase of $10.6 million to $17.6 million during the six months ended September 30, 2004 from $7.0 million during the six months ended September 30, 2003 due to the purchase of land by Nipuna and purchase of equipment, primarily infrastructure, computers and other equipment associated with the expansion of new facilities at Bangalore and Chennai.

Net cash provided by/(used in) financing activities. Net cash used in financing activities was $6.3 million and $19.1 million during the six months ended September 30, 2004 and 2003 respectively. During the six months ended September 30, 2004, $16.1 million was raised from financing activities, primarily from issuance of preferred stock (net of issuance costs) of $9.5 million by our subsidiary and $6.6 million by associate stock options. We used cash in repayment of loan amounting to $848 thousand as compared to $2.3 million during the six months ended September 30, 2003. Cash dividends paid amounted to $21.6 million during the six months ended September 30, 2004 as compared to $17.0 million during the six months ended September 30, 2003.

As at September 30, 2004, we had cash and cash equivalents of $124.9 million, secured rupee denominated loans from the Satyam Associate Trust of $2.3 million and other outstanding loans of $2.2 million. As at September 30, 2004, we had an unused working capital line of credit of $2.4 million from banks and unused non-funded lines of credit of $14.6 million from banks.

The following table describes our outstanding credit facilities as at September 30, 2004.

			Interest
Loan Type	Lenders	Amount Outstanding	(per annum)	Computation Method
		( in thousands)
Rupee loan of Satyam Associates Trust	Cholamandalam	$2,256	10.75%	Fixed
Other loans	Various parties	2,193	3%-12%	Fixed

Total		$4,449

We anticipate capital expenditures of approximately $35.0 million during fiscal 2005, out of which we have incurred $17.5 million as of September 30, 2004, principally to finance construction of new facilities in our offshore centres, expand facilities in offshore centers in India and establish offsite centers outside India. We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

The following table sets forth our contractual obligations and commitments to make future payments as at September 30, 2004. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in normal course of operations.

	Payments due as at September 30, 2004
	Within 1 year	1-3 years	3-5 years	After 5 years	Total
	(in thousands)
Long term debt	$3,345	$781	$323	—	$4,449
Operating leases	1,852	3,183	1,086	$695	6,815
Unconditional purchase obligations:
Other commercial commitments	9,053	—	—	—	9,053
Bank guarantees	1,783	2,257	389	304	4,733
Letters of credit	30	—	—	—	30

Total contractual cash obligations	$16,063	$6,221	$1,798	$998	$25,080

Based on past performance and current expectations, we believe that our cash and cash equivalents, short-term investments, and cash generated from operations will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments, and other liquidity requirements associated with our existing operations through at least the next twelve months. In addition, there are no transactions, arrangements, and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources.

Off-Balance Sheet Arrangements.

None.

Income Tax Matters

Our subsidiaries’ operating loss carry forwards for tax purposes amounted to approximately US$18,763 thousand as of September 30, 2004 which is available as an offset against future taxable income of such entities. These carry forwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carry forwards. A valuation allowance is established attributable to deferred tax assets and loss carry forwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.

The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 2.5% surcharge. The amount of tax and surcharge payable is further subject to a 2% education cess, resulting in an effective tax rate of 36.59%. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. We benefit from tax incentive provided to software entities as an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”). The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. The exemptions for our STP units expire starting from fiscal 2006 through fiscal 2010. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above. Our subsidiaries are subject to income taxes of the countries in which they operate.

Effects of Inflation

India has experienced relatively high rates of inflation in the past however it has not had a significant effect on our results of operations and financial condition to date.

Exchange Rates

The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	Month end	Average	High	Low
	(Rupees)
July-03	46.15	46.22	46.49	46.06
August-03	45.88	45.96	46.18	45.80
September-03	45.78	45.85	46.00	45.72
October-03	45.33	45.40	45.70	45.29
November-03	45.82	45.55	45.95	45.30
December-03	45.55	45.57	45.77	45.50
January-04	45.32	45.46	45.68	45.29
February-04	45.32	45.27	45.32	45.22
March-04	43.40	44.97	45.32	43.40
April-04	44.52	43.89	44.52	43.40
May-04	45.42	45.18	45.57	44.55
June-04	45.99	45.50	46.21	44.94
July-04	46.40	46.06	46.45	45.66
August-04	46.35	46.32	46.40	46.21
September-04	45.91	46.05	46.35	45.81
October-04	45.30	45.74	45.87	45.30

Recently issued accounting pronouncements

Share-Based Payments

On March 31, 2004, the FASB issued a proposed Statement, “Share-Based Payment, an amendment of FASB Statements No. 123 and 95,” that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The proposed statement would eliminate the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally would require that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of income. The proposed standard would require that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards at the date of adoption) be expensed over the vesting period. In addition, the proposed statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements. The recommended effective date of the proposed standard for public companies is currently for interim periods and fiscal years beginning after June 15, 2005.

Should this proposed statement be finalized in its current form, it will have a significant impact on our consolidated statement of income as we will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice. In addition, there are a number of implementation questions that are not fully resolved by the proposed statement. As a result, there may be additional changes reflected in our financial statements upon issuance of the final standard.

Risk Factors

Any investment in our ADSs involves risk. You should consider carefully the following information about these risks, together with the other information contained in this Quarterly Report, before you decide to buy our ADSs. If any of the following risks actually occur, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Our Overall Operations

Any inability to manage our rapid growth could disrupt our business and reduce our profitability

We have experienced significant growth in recent periods. Our total revenues increased 43.7% to $363.9 million in the six months ended September 30, 2004 as compared to the six months ended September 30, 2003. As of September 30, 2004, we had 18,261 employees, whom we refer to as associates, worldwide as compared to 11,487 associates as of September 30, 2003. We expect our growth to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

•	Recruiting and retaining sufficiently skilled technical, marketing and management personnel;

•	Providing adequate training and supervision to maintain our high quality standards; and

•	Preserving our culture and values and our entrepreneurial environment.

The value of our interest in Sify may decline.

Sify’s ADSs are listed for trading on the Nasdaq National Market under the symbol “SIFY”, however we do not know whether Sify will be able to retain this listing in the future. The market price of Sify’s ADSs has been highly volatile, ranging from a high of $452 per ADS to a low of $0.88 per ADSs from its initial public offering in October 1999 through October 31, 2004, and may continue to fluctuate widely. Any decline in the market price of Sify’s ADSs is likely to cause the value of the equity shares of Sify which we hold to decline. We hold our interest in Sify in the form of equity shares for which there is no market and our ability to convert these equity shares into ADSs is restricted. Under a shareholders’ agreement to which we are a party, mergers, acquisitions and sales of substantially all the assets of Sify require the approval of two other Sify shareholders, Softbank Asia Infrastructure Fund, or SAIF, and VentureTech Solutions Private Ltd., or VentureTech. Sify has not been profitable since its founding and may continue to incur significant losses and negative cash flows in the future.

Our financial results are impacted by the financial results of entities that we do not control.

As at October 31, 2004, we have significant, non-controlling interests in Sify, Satyam Venture and CA Satyam that are accounted for under U.S. GAAP using the equity method of accounting. Under this method, we are obligated to report as “Equity in losses (gains) of associates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company but have the ability to exercise significant influence over their operating and financial policies. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Sify, Satyam Venture and CA Satyam or other companies in which we may make similar investments even though we may have only a limited ability to influence their activities. We may also be required to record additional impairment charges in their carrying value if we deem the investment to be impaired due to adverse events, many of which are outside of our control, on their business, results of operations and financial condition in future periods.

Deferred stock compensation expenses may significantly reduce our net income under U.S. GAAP.

Our reported income under U.S. GAAP has been and will continue to be affected by the grant of warrants or options under our various employee benefit plans. Under the terms of our existing plans, employees were typically granted warrants or options to purchase equity shares at a substantial discount to the current market value. These grants require us to record non-cash compensation expenses under currently applicable U.S. GAAP, amortized over the vesting period of the warrants or options. We expect to recognize amortization of deferred stock based compensation expense in respect of our three Associate Stock Option Plans, ASOP, ASOP-B and ASOP ADS, in the approximate amounts of $3,901 thousand in fiscal 2005 and $3,403 thousand in fiscal 2006 and $1,191 thousand in fiscal 2007 based on the price of our equity shares on September 30, 2004 and in connection with both granted and ungranted warrants and options on that date. Depending on the market value of our equity shares on the dates future grants are made, amortization of deferred stock based compensation expense with respect to ungranted warrants may cause the expected amounts to change. The size of our stock compensation expenses has contributed, and may continue to contribute to negative operating income and negative net income for purposes of U.S. GAAP. We recognized deferred stock based compensation of $1,276 thousand under our ASOP, ASOP B and ASOP ADS Plans for the six months ended September 30, 2004 and $638 thousand was amortized and charged to earnings.

On March 31, 2004, the FASB issued a proposed Statement, “Share-Based Payment, an amendment of FASB Statements No. 123 and 95,” that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. Should this proposed statement be finalized in its current form, it will have a significant impact on our consolidated statement of income as we will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice.

Impairment of goodwill on account of our investments may impact our net income under U.S. GAAP.

We make estimates in the preparation of financial statements including the utility of goodwill. Changes in such estimates resulting from events, many of which are outside of our control, may result in the impairment of goodwill which would negatively impact our net income under U.S. GAAP. Such impact on net income may result in a reduction of the market value of our shares.

Our revenues are highly dependent upon a small number of customers.

We derive a significant portion of our revenues from a limited number of corporate customers. During the six months ended September 30, 2004, our largest customer, General Electric Company and its affiliates, accounted for 11.64% of our IT services revenues (excluding inter-segment revenues) and 11.55% of our total revenues. During the six months ended September 30, 2004, our second largest customer, State Farm Mutual Automobile Insurance Co. accounted for 7.69% of our IT services revenues (excluding inter-segment revenues) and 7.64% of our total revenues. During the six months ended September 30, 2004 and the six months ended September 30, 2003, our five largest customers accounted for 30.50% and 37.85%, respectively, of our IT services revenues (excluding inter-segment revenues) and 30.27% and 37.84%, respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers. As a result, if we were to lose one of our major customers or have it significantly reduce its volume of business with us, our profitability could be reduced.

We dedicate significant resources to develop international operations, which may be more difficult to manage and operate.

In addition to our offshore IT centers in India, we have established IT centers in the United States, United Kingdom, Japan, Dubai, Australia, Singapore, Malaysia and other countries. Further we may open additional international facilities. Our lack of experience with facilities outside of India subjects us to risk with regard to foreign regulation and overseas facilities management. Increasing the number of IT centers and the scope of operations outside of India subjects us to a number of risks, including administrative difficulties, currency exchange rate fluctuations, restrictions against the repatriation of earnings, overlapping taxes and cost overruns and delays.

System failure could disrupt the lines of communication our business depends on.

To deliver our services to our customers, we must maintain active voice and data communications 24 hours a day between our main offices in Hyderabad, India, our other IT centers and the offices of our customers worldwide. Any significant loss of our ability to transmit voice and data through satellite and telephone communications could result in lost customers and curtailed operations, which would reduce our profitability.

We may be unable to attract skilled professionals in the competitive labor market.

Our ability to execute projects and to obtain new customers depends, in large part, on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services we offer. Any inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. During the six months ended September 30, 2004 and the six months ended September 30, 2003, we experienced associate attrition at a rate of 18.0% and 16.89%, respectively. Any increase in our attrition rates, particularly the rate of attrition of experienced software engineers and project managers and leaders, would harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and re-train our technical associates to keep pace with continuing changes in IT, evolving technologies and changing customer preferences. Historically, wage costs in the Indian IT services industry have been significantly lower than wage costs in the United States for comparably skilled technical associates. However, in recent years, wage costs in the Indian IT services industry have been increasing at a faster rate than those in the United States, driven in part by demand for Indian technical associates overseas. In the long-term, wage increases may make us less competitive unless we are able to continue increasing the efficiency and productivity of our professionals and the prices of our services.

U.S. immigration restrictions could limit our ability to expand our U.S. operations.

Our professionals working onsite at a customer’s premises in the United States are typically required to obtain visas. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that are approved in any government fiscal year and in some years recently this limit has been reached well before the end of the fiscal year.

Although we have sought to plan in advance and apply for such number of H-1B petitions which we believe should be sufficient to meet our current requirements, we may not be able to obtain H-1B petitions for unanticipated requirements in the future.

In addition, changes in existing U.S. immigration laws that make it more difficult for us to obtain work permits and visas could impair our ability to compete for and provide services to customers.

Our fixed-price contracts expose us to additional risks, many of which are beyond our control, which may reduce the profitability of these contracts.

As a core element of our business strategy, we continue to offer a portion of our services on a fixed-price basis, rather than on a time-and-materials basis. During the six months ended September 30, 2004, and the six months ended September 30, 2003, we derived 32.6% and 30.5%, respectively, of our total IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. Many of these risks may be beyond our control. Our failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.

We may be liable to our customers for damages resulting from a system failure.

Many of our contracts involve projects that are critical to the operations of our customers’ businesses and provide benefits that may be difficult to quantify. Any failure in a customer’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering our services, we cannot assure you that the limitations of liability set forth in our service contracts will be enforceable in all instances or will otherwise protect us from liability for damages. We do not maintain liability insurance to cover losses from such claims for damages. Assertions of one or more large claims against us could result in lost customers, and could increase our costs and reduce our profitability.

We face intense competition in the IT services market which could reduce our revenues and prevent us from maintaining our customers.

The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:

•	Indian IT services companies, such as Infosys Technologies Limited, Wipro Limited and Tata Consultancy Services;

•	U.S. IT services companies, such as Computer Sciences Corporation, Electronic Data Systems, Accenture, IBM, Cambridge Technology Partners and Keane Inc.; and

•	other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms.

We expect that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. A significant part of our competitive advantage has historically been the cost advantage relative to service providers in the United States and Europe. Since wage costs in this industry in India are presently increasing at a faster rate than those in the United States and Europe, our ability to compete effectively will become increasingly dependent on our reputation, the quality of our services and our expertise in specific markets. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenues than us, and we cannot assure you that we will be able to compete successfully with such competitors and will not lose existing customers to such competitors. We believe that our ability to compete also depends in part on a number of factors outside our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical associates, the price at which our competitors offer comparable services and the extent of our competitors’ responsiveness to customer needs.

We may be restricted from acquiring non-Indian companies, which could adversely affect our growth strategy.

We have developed a growth strategy based on, among other things, expanding our presence in existing and new markets and selectively pursuing attractive joint venture and acquisition opportunities. Under Indian law, an Indian company is usually required to obtain the approval of the Reserve Bank of India, or RBI, and/or the government of India to acquire a non-Indian company. If we are unable to obtain such approvals or are delayed in obtaining them, we may not be able to fully execute our growth strategy, which could adversely affect our operations.

Our revenues are difficult to predict and can vary significantly from quarter to quarter, which could cause our share price to decline significantly.

Our quarterly operating results have historically fluctuated and may fluctuate significantly in the future. This is primarily because we derive our revenue from fees for services generated on a project-by-project basis. Our projects vary in size, scope and duration. For example, we have some projects that employ only several people for a few weeks and we have other projects that employ over 100 people for six months or more. A customer that accounts for a significant portion of our revenue in a particular period may not account for a similar portion of our revenue in future periods. In addition, customers may cancel contracts or defer projects at any time for a number of different reasons. As a result, our revenues and our operating results in a particular period are difficult to predict, may decline in comparison to corresponding prior periods regardless of the strength of our business, and may not meet the expectations of securities analysts or investors. If this were to occur the share price of our equity shares and our ADSs would likely decline significantly.

Our customers may terminate projects before completion or choose not to renew contracts, many of which are terminable at will, which could adversely affect our profitability.

Any failure to meet a customer’s expectations could result in a cancellation or non-renewal of a contract. Our contracts with customers do not commit our customers to provide us with a specific volume of business and can typically be terminated by our customers with or without cause, with little or no advance notice and without penalty, which could significantly reduce our revenues. Additionally, our contracts with customers typically are limited to a specific project and not any future work. There are also a number of factors other than our performance and not within our control that could cause the loss of a customer. Our customers may demand price reductions, change their outsourcing strategy by moving more work in-house, or replace their existing software with packaged software supported by licensors, any of which could reduce our profitability.

Risks Related to Investments in Indian Companies

We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.

South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against various targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In early 2003, the United States and United Kingdom jointly conducted military operations against Iraq. These events are widely believed to have provoked a significant slow-down in worldwide economic activity. Events of this nature could influence the Indian and/or United States economy, from which the majority of our revenues are derived, and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.

Political instability could seriously harm business and economic conditions in India generally and our business in particular.

During the past decade, the government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The 2004 General Elections to the lower house of the Indian Parliament have been completed. No party has won absolute majority and a coalition government has been formed again. We cannot assure you that these liberalization policies will continue in the future. Government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.

Foreign investment restrictions under Indian law may adversely impact the value of our ADSs, including, for example, restrictions that limit your ability to convert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.

Our equity shares are listed and traded on the Stock Exchange, Mumbai (formerly known as the Stock Exchange, Bombay), the National Stock Exchange of India Limited and they may trade on these stock exchanges at a discount or premium to the ADSs traded on the NYSE in part because of restrictions on foreign ownership of the underlying shares.

Under prior Indian laws and regulations, our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The RBI has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will only be able to trade those equity shares on an Indian stock exchange and, under present law, likely will not be permitted to reconvert those equity shares to ADSs. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Indian

Rs.1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our equity shares to trade at a discount or premium to the ADSs.

Except for limited circumstances, the RBI must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since currency exchange controls are in effect in India, the Reserve Bank of India will approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except in certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve Bank of India approval for each transaction. We cannot assure our ADS holders that any required approval from the RBI or any other government agency can be obtained on any terms or at all.

Currency exchange rate fluctuations may affect the value of our ADSs.

The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the six months ended September 30, 2004 and the six months ended September 30, 2003, our U.S. dollar-denominated revenues represented 82.19% and 86.41%, respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. During the six months ended September 30, 2003, Gain/(loss) on foreign exchange transactions were approximately $(3,957) thousand while our Gain on foreign exchange transactions were approximately $6,030 thousand in the six months ended September 30, 2004. Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Stock Exchange, Mumbai and the National Stock Exchange, which we refer to collectively as the Indian stock exchanges. As a result, these fluctuations are likely to affect the prices of our ADSs. These fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the depositary under the deposit agreement. We cannot assure you that holders of ADSs will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur.

The government of India has recently taken actions to curtail or eliminate tax benefits that we have historically benefited from.

We benefit from tax incentive provided to software entities as an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”).

The benefits of these tax incentives have historically resulted in an effective tax rate well below statutory rates. These exemptions expire starting from fiscal 2006 through fiscal 2010. The Software Technology Park tax exemption scheme has been modified effective as of April 1, 2001. All facilities registered in the program before March 31, 2001, which include all of our existing facilities in India, will continue to benefit from this program under present law. Over time, as we construct additional facilities, however, the overall benefits of this tax program to our company will decrease with a resulting increase in our effective tax rate. We cannot assure you as to what action the present or future governments of India will take regarding tax incentives for the IT industry.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of the Republic of India and many of our directors and key managerial personnel, and some of the experts named in this document, reside outside the United States. In addition, virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:

•	effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

•	enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in United States courts, including judgments predicated solely upon the federal securities laws of the United States.

We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. If and to the extent Indian courts were of the opinion that fairness and good faith so required, it would, under current practice, give binding effect to the final judgment which had been rendered in the United States unless such a judgment contravened principles of public policy of India.

Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.

The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile. The high and low prices of our shares on the Stock Exchange, Mumbai from 2000 until the present are set forth in the table below.

	High		Low
Year	Rs.	$ equivalent	Rs.	$ equivalent
2000	1445.99	31.92	291.50	6.43
2001	429.70	9.49	111.00	2.45
2002	331.15	7.31	189.75	4.19
2003	381.00	8.41	127.30	2.81
2004 (Until October 31)	409.75	9.05	250.00	5.52

On October 29, 2004, the closing price of our shares on the Stock Exchange, Mumbai was Rs. 374.05 ($ 8.26). For comparison purposes, these prices have been adjusted to give effect to our September 1, 1999 two-for-one stock split in the form of stock dividend and our August 25, 2000 five-for-one stock split and an exchange rate of Rs.45.30 per $1.00 as on October 29, 2004 has been used.

The Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time restricted securities from trading, limited price movements and restricted margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could occur in the future and, if they do, they could harm the market price and liquidity of our equity shares and our ADSs.

The laws of India may not adequately protect our intellectual property rights.

The laws of India do not protect intellectual property rights to the same extent as the laws in the United States. For example, Indian law does not protect service marks. Further, the global nature of our business makes it is difficult for us to control the ultimate destination of our products and services. The misappropriation or duplication of our intellectual property could curtail our operations or reduce our profitability.

We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect our intellectual property rights. Ownership of software and associated deliverables created for customers is generally retained by or assigned to our customers, and we do not retain an interest in such software and deliverables.

We have applied for the registration of “Satyam”, “VisionCompass” and other related marks as trademarks in India, the United States and in other jurisdictions where we carry on business. We currently require our technical employees to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of confidential and proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of confidential and proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

Although we believe that our services and products do not infringe upon the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future. Assertion of such claims against us could result in litigation, and we cannot assure you that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. We expect that the risk of infringement claims against us will increase if more of our competitors are able to obtain patents for software products and processes.

Any such claims, regardless of their outcome, could result in substantial cost to us and divert management’s attention from our operations. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any infringement claim or litigation against us could therefore result in substantial costs and diversion of resources.

You may be subject to Indian taxes arising out of capital gains on the sale of the underlying equity shares.

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the Stock Exchange, Mumbai or the National Stock Exchange on the date the Depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the Depositary to the custodian. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in our ADSs.

There may be less company information available in Indian securities markets than securities markets in developed countries.

There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India, or SEBI, is responsible for improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

Risk Related to our ADSs and our Trading Market

You may be restricted in your ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of your ownership position.

Under the Companies Act, 1956 of India, or the Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the shares which are voted on the resolution. As U.S. holders of ADSs represent 10.68% of our outstanding equity shares, you may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our Depositary, which may sell the securities for your benefit. The value, if any, our Depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights.

At our request, the depositary bank will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

An active or liquid trading market for our ADSs is not assured.

We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The lack of an active, liquid trading market could result in the loss of market makers, media attention and analyst coverage. If there is no longer a market for our equity shares, or if we fail to continue to meet eligibility requirements, we may be required to delist from the NYSE and this may cause our stock prices to decrease significantly. In addition, if there is a prolonged decline in the price of our equity shares, we may not be able to issue equity securities to fund our growth, which would cause us to limit our growth or to incur higher cost funding, such as short-term or long-term debt.

Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although you are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in the United States.

The future sales of securities by our company or existing shareholders may harm the price of our ADSs or our equity shares.

The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of October 31, 2004, we have an aggregate of 317,961,328 equity shares outstanding, which includes underlying equity shares of 33,772,510 for 16,886,255 ADSs. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including Regulation S.

Forward-looking statements contained in this Quarterly Report may not be realized.

We have included statements in this document which contain words or phrases such as “may,” “will,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should” and similar expressions or variations of such expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy and our growth and expansion.

In addition, other factors that could cause results to differ materially from those estimated by the forward looking statements contained in this document include, but are not limited to, general economic and political conditions in India, Southeast Asia, and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control, including the factors described in this “Risk Factors” section. We do not intend to update any of the forward-looking statements after the date of this Quarterly Report to conform such statements to actual results.

Item 3. Quantitative and Qualitative Disclosure about Market Risk

Our currency, maturity and interest rate information relative to our short-term and long-term debt are disclosed in Note “Borrowings” to our consolidated financial statements.

The table below provides information about our financial instruments that are sensitive to changes in interest rates and foreign currencies as of the dates shown. Weighted average variable rates were based on average interest rates applicable to the loans. The information is presented in U.S. dollar equivalents, which is our reporting currency, based on the applicable exchange rates as of the relevant period end. Actual cash flows are denominated in various currencies, including U.S. dollars and Indian rupees.

	As at September 30,
	2004		2003
	Total Recorded		Total Recorded
	Amount	Fair Value	Amount	Fair Value
	($ equivalent in thousands)
Debt:
Variable rate short-term debt	—	—	—	—
Average interest rate	—		—
Fixed rate long-term debt	$4,449	$4,461	$4,309	$4,340
Average interest rate	8.87%		9.63%

Limitations: Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we have receipts in foreign currency from overseas customers and hold balances in foreign currency with overseas banks.

During fiscal 2004 and the six months ended September 30, 2004, 97.1% and 96.6% respectively, of our revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10% increase in the value of the Indian rupee against all other currencies would decrease revenue by 1.6% or $8.8 million in the fiscal 2004, and 1.8%, or $6.5 million in the six months ended September 30, 2004, while a hypothetical 10% decrease in the value of the Indian rupee against all other currency would increase revenue by 1.6%, or $8.8 million, in fiscal 2004 and 1.8% or $6.5 million, in the six months ended September 30, 2004. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, a hypothetical 10% movement of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $8.8 million in fiscal 2004 and $6.5 million in the six months ended September 30, 2004. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As of September 30, 2004, we had approximately $112.2 million of non-Indian rupee denominated cash and cash equivalents.

Item 4: Controls and Procedures: Not applicable.

PART II

OTHER INFORMATION

Item 1. Legal Proceedings

Satyam and its subsidiaries on a consolidated basis are not currently a party to any material legal proceedings.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $150.6 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2001 (Registration No. 333-13464). As of October 31, 2004, approximately $73.8 million of these proceeds has been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries ($14.1 million); development of facilities and infrastructure ($7.2 million) and working capital and general corporate purposes ($25.6 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to invest in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

Item 3. Default Upon Senior Securities

None

Item 4. Submission of Matters to a Vote of Security Holders

The following actions were approved by our stockholders at our 2004 Annual General Meeting held on July 23, 2004:

•	the adoption of the Audited Balance Sheet as at March 31, 2004 and the Audited Profit & Loss Account for the year ended March 31, 2004, and the Directors’ Report and the Auditors’ Report for the year ended March 31, 2004;

•	the declaration of final dividend on equity shares;

•	the reappointment of Dr. (Mrs.) Mangalam Srinivasan as director;

•	the appointment of M/s Price Waterhouse as auditors of our company for the period commencing from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration;

•	Reappointment of Chairman

•	Reappointment of Managing Director

•	Delisting of shares from the Hyderabad Stock Exchange Limited (HSE)

Item 5. Other Information

None

Item 6. Exhibits and Reports

Report on Form 6-K (Earnings Release) dated October 25, 2004 and filed on October 26, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

SATYAM COMPUTER SERVICES LTD.
By:	/s/ G. Jayaraman
	Name:	G. Jayaraman
	Title:	Vice President (Corporate Affairs) & Company Secretary

Date: November 11, 2004